FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

CNPJ No. 47.508.411/0001-56

NIRE No. 35.300.089.901

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 29, 2024

1.                   DATE, TIME AND PLACE: April 29, 2024, at 11 a.m., held exclusively digitally, through the Ten Meetings digital platform ("Digital Platform"), having been considered, therefore, to be held at the headquarters of Companhia Brasileira de Distribuição (“Company”), pursuant to the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 81, of March 29, 2022, as amended ("CVM Resolution No. 81/22").

2.                   CALL: Call notice published in the newspaper "Folha de S. Paulo" in the editions of (i) March 30, 2024, on page 5, (ii) April 1st, 2024, on page 12, e (iii) April 2nd, 2024, on page 10, under the terms of articles 124 and 289, item I, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Act”). The Management Report and the Financial Statements, together with the Explanatory Notes and the Report of the Company's Independent Auditors, for the fiscal year ended December 31, 2023, were published in summary form in the newspaper "Folha de S. Paulo" in the edition of March 21, 2024, in accordance with the fifth paragraph of article 133 and item II of article 289, both of which are part of the Brazilian Corporation Law, and have been made available in full on the Company's Investor Relations page. The documents required by CVM Resolution No. 81/22 and CVM Resolution No. 80, of March 29th, 2022, as amended ("CVM Resolution No 80/22") were also disclosed to the market through the CVM system and the Company's investor relations page.

3.                   MEETING BOARD: President: Rafael Sirotsky Russowsky; e Secretary: Alessandra de Souza Pinto .

4.                   AGENDA: (i) On Annual General Meeting: To resolve on the following matters: (i.a) review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2023; (i.b) offsetting of the accrued net loss recorded in the fiscal year ended December 31, 2023 through the use of part of the Company's profit reserves; and (i.c) determination of the annual global remuneration of the Company's directors; and (ii) On Extraordinary General Meeting: To resolve on the following matters: (ii.a) approval of the Company's new "Incentive

Plan Linked to the Granting of Shares and Stock Options" ("Incentive Plan"), which will withdraw the Company’s “Stock Option Plan and the Stock Option Compensation Plan”, currently in force; (ii.b) amendment of Article 4 of the Company's Bylaws to reflect the capital increases approved at the Meetings of the Board of Directors held on March 13, 2024 and on March 29, 2024; (ii.c) amendment t of items (l), (m) and (o) of article 17 of the Company's Bylaws, to adjust the powers of the Board of Directors; and (ii.d) approval of the consolidation of the Company's Bylaws in order to incorporate the above amendments.

5.                   ATTENDENCE: Shareholders representing 57,48% of the shares of the Company for Annual General Meeting and 57.60% of the shares of the Company for Extraordinary General Meeting, according to participation by means of distance voting ballots validated by the Company and attendance recorded through the Digital Platform, pursuant to Article 47 of CVM Resolution No. 81/22, thus demonstrating compliance with the legal quorum for the installation of this Meeting only for items "i.a", "i.b", "i.c" and "ii.a" of the Agenda. The Company’s management shall, in due course, call a second Extraordinary General Meeting to resolve on the remaining items. It is clarified that, on second call, the Meeting shall be installed with the presence of any number of shareholders, who shall decide on the matters on the agenda indicated in the call notice by majority vote of the presents. Also present were Messrs. Fréderic Garcia and Eleazar de Carvalho Filho, representatives of the Company's management and Audit Committee, respectively, and Eduardo Tenório, a representative of Deloitte Touche Tohmatsu Auditores Independentes Ltda.

6.                   RESOLUTIONS: Initially, it was resolved unanimously by the attending shareholders that: (i) the reading dispensation of the Call Notice, of the Management’s Proposal (as defined below), as well as the consolidated and synthetic voting maps of the votes received by distance voting ballots, is dismissed in view of its wide dissemination; and (ii) the minutes of this Meeting be published with the omission of the present shareholders’ signatures, pursuant to Article 130, paragraph 2nd, of the Brazilian Corporations Act. Subsequently, the Secretary has informed the attendants that (i) the minutes of this Meeting shall be drafted in summary form, pursuant to Article 130, paragraph 1st, of the Brazilian Corporations Act and (ii) that protests, queries and dissenting requirements regarding the agenda under resolution should be submitted in writing to the presiding board, pursuant to Article 130, paragraph 1st, item “a”, of the Brazilian Corporations Act.

Observing the lack of quorum for the installation of the Meeting in relation to the matters contained in items "ii.b", "ii.c" and "ii.d" of the Agenda, only items "i.a", "i.b", "i.c" and "ii.a" of the Agenda were put up for deliberation.

After the preliminary clarifications had been provided, the following resolutions were taken.

6.1.	On Annual General Meeting:

6.1.1            By majority vote, according to the voting map set out in Annex I to these Minutes, management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2023, were approved.

6.1.2            By majority vote, according to the voting map contained in Annex I to these Minutes, the compensation of the accumulated net loss recorded in the fiscal year ended December 31, 2023, was approved, through the use of part of the Company’s profit reserves: (i) retention of profits: R$ 1,931,071,553.89 (one billion, nine hundred and thirty-one million, seventy-one thousand, five hundred and fifty-three reais and eighty-nine cents); and (ii) expansion reserve: R$ 511,259,748.27 (five hundred and eleven million, two hundred and fifty-nine thousand, seven hundred and forty-eight reais and twenty-seven cents).

6.1.3            By majority vote, according to the voting map contained in Annex I to these Minutes, the determination of the annual global remuneration of the Company's Management for the fiscal year 2024 was approved, in the total amount of up to R$70.370.371,71 (seventy million, three hundred and seventy thousand, three hundred and seventy-one reais and seventy-one cents). Such amount will be distributed among the Executive Board and the Board of Directors, according to criteria and standards defined by the Company and in compliance with the legislation in force.

6.1.4            It is noted that the receipt of a request for the installation of the Fiscal Council by shareholders representing 1.67% (one whole and sixty-seven hundredths percent) of the Company's total shares. In view of the fact that such requests did not reach the minimum quorum necessary for their installation, as provided for in the Brazilian Corporation Law and in the applicable CVM regulations, the Fiscal Council was not installed.

6.2.	On Extraordinary General Meeting:

6.2.1            By majority vote, according to the voting map contained in Annex II to these Minutes, the new Incentive Plan was approved, pursuant to Annex III to these Minutes, with the consequent discontinuation of the Company’s “Stock Option Plan and the Stock Option Compensation Plan”, currently in force.

7.                   DOCUMENTS FILLED: The following are filed at the Company's headquarters: (i) Call Notice; (ii) Management's Proposal and Participation Manual for this Meeting ("Management's Proposal"); (iii) Management Report; (iv) Financial Statements for the fiscal year ended December 31, 2023, with the respective Opinions of the Independent Auditors and the Audit Committee; (v) Synthetic and consolidated voting maps; (vi) Remote voting ballots received directly by the Company; (vii) voting guidelines received, numbered and authenticated by the bureau; and (viii) recording of the full text of this Meeting.

8.                   ADJOURNMENT. In compliance with Articles 22, paragraph 5 and 33, paragraph 4, both of CVM Resolution 80, the total number of approvals, rejections and abstentions computed in the voting of each item on the Agenda is indicated in Annexes I and II to these Minutes, which, for all intents and purposes, shall be considered as integral parts of these Minutes. As there was nothing further to discuss, the proceedings were closed and these minutes were drawn up, in summary form, read and found to be in accordance with and electronically signed. All shareholders connected to the Digital Platform were considered present and signed the minutes and the shareholders' attendance book, pursuant to article 47, paragraph 1, of CVM Resolution 81.

9.                   CERTIFICATE: This is a true copy of the original drawn up in the Minutes Book of the Company's General Meetings, pursuant to article 130, paragraph 3, of the Brazilian Corporation Law.

10.                SIGNATURES: Meeting Board: President – Rafael Sirotsky Russowsky; and Secretary – Alessandra de Souza Pinto. Shareholders in Attendance: Segisor Sas; Obin Holdings Netherlands B.V.; Leblon Itau Prev Fife Fia; Jose Carlos Goncalves Francisco; Rodolfo Costa Neves Francisco; Alaska Permanent Fund; American Heart Association, Inc.; Cc And L Q 140-40 Fund; Ccl Multi-Strategy Fund; Ccl Q Emerging Markets Equity Fund Lp; Ccl Q Market Neutral Fund; Ccl Q Us Equity Extension Fund; Ccl U.S. Q Market Neutral Onshore Fund II; City of New York Group Trust; College Retirement Equities Fund; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Earnest Institutional Llc; Eaton Vance Management; Emer Mkts Core Eq Port Dfa Invest Dimens Grou; John Hancock Funds II Emerging Markets Fund; John Hancock Variable Ins Trust Emerging Markets Value Trust; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master Fia; Leblon Ações II Master Fia; Leblon Icatu Previdência Fim; Leblon Pipe Master Fia; Leblon Prev Fim Fife; Legal and General Assurance Pensions Mng Ltd; Mackenzie Emerging Markets Fund; Mackenzie Emerging Markets Opportunities Fund; Mackenzie Emerging Markets Small Cap Master Fund; Moerus Global Value Fund Master (Cayman) Ltd; Northern Lights Fund Trust IV - Moerus Worldwide Value Fund; Nuveen Multi-Asset Income Fund; Southern Cal Ed C N F Q C Dc Mt

S On P Vd N G; Spdr Sp Emerging Markets Small Cap Etf; Stichiting Blue Sky Act Eq Em Mk Gl Fund; Stichting Pggm Depositary; The Board Of.A.C.E.R.S. Los Angeles, California; The Goldman Sachs Trust Company Na Collective Trust; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Fund; Ups Group Trust; Utah State Retirement Systems; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust Ii; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A Se Van S F; Vanguard Total World Stock Index Fund, A Series Of; D. Freire Consultoria, Produções, Participações e Tecnologia; Gpcm Ii, Llc; Ronaldo Iabrudi Dos Santos Pereira; Elias de Souza; Moneda Luxembourg Sicav - Latin America Small Cap Fund; JP Morgan Chase Bank; SPX Hornet Equity Hedge Master Fim; SPX Long Bias Previdenciário Master Fundo de Investimento Mu; SPX Patriot Master Fia; SPX Falcon Institucional Master Fi Multimercado; SPX Falcon Master Fia; SPX Apache Master Fia; Thiago Felipe Mantovani; E2m Intrust Fundo de Investimento de Ações; Icatu Seg Rip Fim; Santander Prev Pb Lx Multimercado Crédito Privado Fic Fi; Itau Flexprev Bodrum Fundo de Investimento Multimercado Cred.

São Paulo, April 29th, 2024.

_____________________________ Rafael Sirotsky Russowsky President	______________________________ Alessandra de Souza Pinto Secretary

ANNEX I

To the Minutes of the ORDINARY AND Extraordinary General Meeting

held on APRIL 29, 2024

Voting Map

Annual General Meeting – 04/29/2024

Deliberation Code	Description of the Deliberation	Resolution Vote	Number of shares
1	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2023.	Approve	281,412,073
		Reject	203,386
		Abstain	122,470
2	Offsetting of the accrued net loss recorded in the fiscal year ended December 31, 2023, through the use of part of the Company's profit reserves.	Approve	281,602,869
		Reject	101,429
		Abstain	33,631
4	Determination of the annual global remuneration of the Company's directors.	Approve	196,542,828
		Reject	85,153,425
		Abstain	41,676

Annex II

To the Minutes of the ORDINARY AND Extraordinary General Meeting

held on APRIL 29, 2024

Voting Map

Extraordinary General Meeting – 04/29/2024

Deliberation Code	Description of The Deliberation	Resolution Vote	Number of shares
1	Approval of the Company's new "Incentive Plan Linked to the Granting of Shares and Stock Options" ("Incentive Plan"), which will withdraw the Company’s “Stock Option Plan and the Stock Option Compensation Plan”, currently in force.	Approve	149,692,710
		Reject	132,629,929
		Abstain	16,809

Annex III

To the Minutes of the ORDINARY AND Extraordinary General Meeting

held on APRIL 29, 2024

Stock-Based Incentive and Stock Option Plan

[Remainder of page intentionally left blank]

[Appendix follows on next page]

STOCK-BASED INCENTIVE AND STOCK OPTIONS PLAN

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

CNPJ/MF No. 47.508.411/0001-56

The Extraordinary General Meeting of Companhia Brasileira de Distribuição (“Company") approved the Stock-Based Incentive and Stock Options Plan ("Plan") on April 29, 2024.

Section I – General Conditions

The purpose of Section I of this Plan is to provide the general conditions for the grant: (i.) of common shares issued by the Company ("Shares") and/or (ii.) options for common shares issued by the Company ("Options") to the Statutory Officers, Executive Officers and/or companies under its control through Stock-Based Incentive Programs and/or Stock Options Programs (jointly referred to as "Programs"), both subject to approval from the Company's Board of Directors ("Board of Directors").

Chapter I. Limits

1.1.	Shares granted and Options granted through the Programs, as the case may be, implemented within the scope of this Plan, shall not exceed the maximum limit of 3.5% of the Shares from the Company's subscribed and paid-in capital stock. The limit set may only be changed upon resolution from the General Meeting. It is an additional limit that does not encompass options and/or shares previously granted/assigned within the scope of Previous Stock Options Grants Plans, as defined by Section 14.1 below.

Chapter II. Management of Plan and Programs

2.1.	The Programs to be implemented by the Board of Directors and within the scope of this Plan shall be managed by the Environmental Sustainability, Social and Corporate Governance (ESG) Committee or any other committee succeeding it in matters of human resources and compensation ("Committee") and which shall be in charge of all decisions and approvals regarding the Plan and the Programs.

2.2.	The Committee's resolutions shall bind the Participants (as defined by Section 3.2 below), without any possibility of appeal, unless contrary to the terms and general conditions provided by this Plan, the Company's By-Laws or the applicable legislation.

2.3.	The Board of Directors and the Committee shall be subject to the limits and general conditions provided by this Plan, the Company's By-Laws and the applicable legislation and shall comply with guidelines set by the Company's General Meeting.

2.4.	Pursuant to the provisions of item 2.3, the Board of Directors shall have full autonomy to manage and structure the terms and conditions of the Programs, and be granted with, among other things, the powers necessary to:

(a)	approve the Programs to be implemented within the scope of this Plan as well as the agreements and potential amendments thereto;

(b)	change the conditions of the agreements related to the Programs, including amendments required reflecting the changes from the applicable legislation;

(c)	determine the total number of Shares and/or Options, as applicable, to be granted within the scope of each Program, respecting the maximum limit provided by Section 1.1 above;

(d)	at its own discretion, elect the Participants entitled to the Shares and Options granted within the scope of the implemented Programs;

(e)	take all measures required to manage the Plan and the Programs, including matters of interpretation and application of the conditions thereof;

(f)	concerning the Stock-Based Incentive Programs and provided that always according to the terms of this Plan, decide on (i) the dates of granting the Stocks; (ii) the rights of the Participants in each Stock-Based Incentive Program; (iii) the grace period and/or specific conditions to grant the Stocks; (iv) the restrictive rules to the sale of Shares; (v) the Participants who shall be granted with the Stocks; and (vi) any other terms and conditions related to the granting of Shares;

(g)	concerning the Stock Options Programs and provided that always according to the terms of this Plan, decide on (i) the dates of granting the Options; (ii) the volume of Options to be granted; (iii) the Options' Exercise Price; (iv) the grace period and/or specific conditions to exercise the Options; (v) the deadlines for the exercise of Options; (vi) the rules on transfer of Options in the event of succession; (vi) (sic) the restrictive rules to the sales of Shares acquired upon exercise of Options; (viii) (sic) the Participants who shall be granted with the Options; and (ix) any other terms and conditions related to the granting of Options;

(h)	resolve on the Company's new shares to be issued within the limit of its authorized capital as well as on the disposal of shares held in treasury, acquisition of shares on the market and/or other inventories owed to Participants to comply with the provisions of this Plan and the Programs, as applicable;

(i)	change or extinguish Programs;

(j)	review exceptional cases related to this Plan and the Programs, including the possibility of specific changes to individual agreements of the Participants; and

(k)	resolve on any other terms and conditions provided that according to the terms and general conditions of this Plan.

2.5.	At its sole discretion, the Board of Directors may assign any of its duties and responsibilities provided by Section 2.4 above to the Committee, except for any duty or responsibility that shall not be assigned as provided by the terms of the applicable legislation or the Company's By-Laws.

Chapter III. Participants of the Programs

3.1.	Any Statutory Officers, Executive Officers and/or employees from the Company or companies under its control shall be eligible for the granting of Shares and/or Options within the scope of this Plan ("Eligible Persons").

3.2.	At its own discretion, the Committee shall select the Participants, out of the Eligible Persons from each Program, entitled to the granting of Shares and/or Options from each Program, as the case may be ("Participants").

3.3.	The incentive shall be granted to each Participant upon execution of an agreement between the Company and the said Participant. The signing of an agreement related to each Program implies that the Participant has accepted all conditions of this Plan and the respective Program.

3.4.	As the case may be, the Board of Directors and/or the Committee shall not grant the Participant with rights: (i) ensuring reelection or reappointment in the management of Company or company under its control until the end of their term of office; (ii) preventing dismissal at any time by the Company or company under its control; (iii) ensuring the maintenance of employment relationship with the Company or company under its control; or (iv) preventing termination of employment relationship with the Company or company under its control at any time.

3.5.	The Participant will only be granted the rights and privileges inherent to the condition of a shareholder upon (i) effective acquisition of Shares when exercising the Options or (ii) transfer of full ownership over the Shares, and no Share shall be delivered to the Participant unless the said Participant has fully complied with all legal and regulatory requirements.

Chapter IV. Dismissal, Death, Permanent Disability, Retirement, Dissolution and Liquidation

4.1.	The Board of Directors and/or the Committee, as the case may be, will have full powers to determine the rules, consequences and procedures related to the maintenance or loss of rights linked to the Options and/or Shares the Participants may face in each Program in case of (i) termination of employment contract; (ii) death; (iii) permanent disability; (iv) retirement; or (v) dissolution and/or liquidation of the Company.

Section II – Conditions of Stock-Based Incentive Programs

The purpose of Section II of this Plan is to provide specific conditions for granting incentives through Stock-Based Incentive Programs.

Chapter V. Objectives of Stock-Based Incentive Programs

5.1.	The main objectives of Stock-Based Incentive Programs are:

(i)	promoting "ownership culture" within the Company among the Participants;

(ii)	increasing the capacity to attract and retain talent in the Company; and

(iii)	strengthening the culture of sustainable development and seeking to develop the skills of the Participants, aligning their interests with those of the Company's shareholders.

Chapter VI. Shares from the Stock-Based Incentive Programs

6.1.	The Shares granted under this Plan and of Stock-Based Incentive Programs linked to Shares that may be implemented, together with the Options granted under their respective Programs and this Plan, may not exceed the maximum limit of shares in the Company's subscribed and paid-up share capital provided for in Section 1.1 above.

6.2.	The Shares comprising the purpose of the incentives granted through the implemented Stock-Based Incentive Programs shall be the ones held in treasury, according to the applicable regulation, or, if there are no Shares held in treasury, the granting thereof shall be made upon payment in cash according to the terms set by the Board of Directors in the Stock-Based Incentive Program.

6.3.	The Board of Directors may implement the incentive arrangements it finds necessary/adequate, including granting of restricted or unrestricted shares, for free or upon payment, linked or not to performance goals, and even matching shares, for free or upon payment, to the Participants.

6.4.	Stock-based incentives with shares issued by the Company outside the scope of this Plan and not involving the effective delivery of shares to the beneficiaries may be implemented upon approval from the Board of Directors.

Section III – Conditions of Stock Options Programs

The purpose of Section III of this Plan is to provide specific conditions for granting Options through Stock Options Programs.

Chapter VII. Objectives of Stock Options Programs

7.1.	The main objectives of Stock Options Programs are:

(a)	promoting the Company's expansion and increasing the alignment of interests of the Participants as shareholders of the Company; and

(b)	promoting the Company's interests through a long-term commitment of the Participants.

Chapter VIII. Shares from the Stock Options Programs

8.1.	The number of Shares comprising the purpose of Options granted within the scope of this Plan and the Stock Options Programs to be implemented within the scope of this Plan shall not exceed:

(i)	the maximum limit of the Company's subscribed and paid-in capital stock provided by Section 1.1 above, which should be considered together with the Shares granted under their respective Programs and in this Plan; and

(ii)	the Company's authorized capital limit.

8.2.	Upon decision from the Company's Board of Directors, the Shares comprising the Options shall originate from:

(i)	the issuance of new common shares, in which case the Participants shall be granted the same rights of shares currently issued by the Company and within its authorized capital limit; and/or

(ii)	the shares held in treasury, if available.

8.3.	The other shareholders from the Company shall not be entitled to the right of first refusal concerning the grant or exercise of Options pursuant to the terms of Article 171, Paragraph 3 of Law No. 6404/1976, as amended.

Chapter IX. Grant of Stock Options

9.1.	The Board of Directors shall approve the Stock Options Programs implemented within the scope of the Plan according to the Company's needs, and the terms and conditions for the mentioned programs shall be established within the limits set by this Plan.

Chapter X. Exercise Price

10.1.	The Board of Directors shall set the exercise price of the Options for subscription or acquisition of Shares at the approval of the Stock Options Program ("Exercise Price").

Chapter XI. Exercise of Stock Option

11.1.	Except upon contrary resolution from the Committee, the right to exercise the Option shall be granted according to the periods, percentages and conditions provided by each Stock Options Program.

Chapter XII. Payment Conditions

12.1.	The Option holder shall pay the Exercise Price for each share according to the conditions provided by the regulations of each Stock Options Program and the minimum amount for payment provided by law.

Chapter XIII. Sale and Transfer of Options by the Participants

13.1.	Unless approved by the Board of Directors, the Participants shall not directly or indirectly sell or charge for Options granted under the respective Stock Options Programs.

Section IV - Miscellaneous

Chapter XIV. Miscellaneous

14.1.	The Stock Options Plan and the Company-Issued Stock Option Compensation Plan, both approved during Extraordinary General Meeting held on May 9, 2014, and amended on December 30, 2019 ("Previous Stock Options Grants Plans"), shall be discontinued as of the date of approval of this Plan and no further grants within the scope of Previous Stock Options Grants Plans shall be made as of the said date. The discontinuance of Previous Stock Options Grants Plans shall not impact the effectiveness of any grants already made by the Company and still in force.

14.2.	The Plan provided herein shall become effective as of the date of its approval and may be terminated at any time upon decision from the Company's General Meeting. The end of the Plan's effectiveness shall not impact the effectiveness of the Options and incentives still in force and the respective regulations of each Program.

14.3.	Neither the Plan nor its respective Programs shall impact any corporate restructuring operation involving the Company and/or companies under its control, and the Board of Directors shall determine and cause the adjustments applicable to the respective regulations. The granting of Shares or Options pursuant to the terms of this Plan shall not prevent the Company from getting involved in the disposal of control and corporate restructuring operations, such as transformation, consolidation, merger, split-off and consolidation of shares. At its discretion and without prejudice to other measures decided upon under an equitable basis, the Board of Directors may determine: (a) the replacement of Shares and/or Options for stock, units or securities issued by the business entity succeeding the Company; and/or (b) that the exercise period shall take place earlier, extinguishing the grace periods, to ensure the inclusion of the corresponding shares to any such operation.

14.4.	Should the number, type and/or class of shares issued by the Company be changed as a result of splits, bonuses, inplits or conversions, the Company shall inform the Participants in writing about the adjustment corresponding to the acquisition price, number, type and/or class of shares comprising the purpose of each incentive and/or Option in force, as the case may be.

14.5.	The Committee, upon consulting the Board of Directors as it may be required, shall be qualified to resolve any doubts concerning the interpretation of the general rules of this Plan. Should there be any conflict between the provisions of this Plan and the Programs and/or respective grant agreements, the provisions hereof shall prevail.

14.6.	The Shares and/or Options to be granted within the scope of this Plan and the Programs to Participants who are Statutory Officers of the Company will be subject to approval from the Company's Annual General Meeting regarding the global or individual compensation amount for the directors during the respective fiscal year, pursuant to the terms of Article 152 of Law No. 6404/1976, as amended.

* * * * *

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 29, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.